UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 8, 2017

SABRA HEALTH CARE REIT, INC.

(Exact Name of Registrant as Specified in Its Charter)

001-34950	Maryland	27-2560479
(Commission File Number)	(State of Incorporation)	(I.R.S. Employer Identification No.)

18500 Von Karman, Suite 550 Irvine, CA		92612
(Address of Principal Executive Offices)		(Zip Code)

(888) 393-8248

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

Litigation Related to the Merger

As previously disclosed, on May 7, 2017, Sabra Health Care REIT, Inc., a Maryland corporation (“Sabra” or the “Company”), entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), by and among the Company, Care Capital Properties, Inc., a Delaware corporation (“CCP”), PR Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub”), Care Capital Properties, LP, a Delaware limited partnership (“CCP OP”), and Sabra Health Care Limited Partnership, a Delaware limited partnership (“Sabra OP”). The Merger Agreement provides for (i) the merger of CCP with and into Merger Sub (the “Merger”), with Merger Sub being the surviving company in the Merger (the “Surviving Company”), (ii) immediately following the Merger and simultaneous with the Partnership Merger (as defined below), the merger of the Surviving Company with and into the Company (the “Subsequent Merger”), with the Company being the surviving corporation in the Subsequent Merger, and (iii) immediately following the Merger and simultaneous with the Subsequent Merger, the merger of CCP OP with and into Sabra OP (the “Partnership Merger”), with Sabra OP being the surviving limited partnership in the Partnership Merger, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

Between June 29 and July 10, 2017, five putative class action lawsuits were filed in the United States District Court for the District of Delaware, and were subsequently consolidated under the caption In re Care Capital Properties, Inc. Shareholder Litigation, Consolidated Case No. 1:17-cv-00859-LPS (the “Consolidated Delaware Litigation”). The Consolidated Delaware Litigation names CCP and its directors as defendants; two of the lawsuits also name as defendants the Company, Merger Sub, CCP OP and Sabra OP. On June 30, 2017, a putative class action lawsuit (Douglas v. Care Capital Props., Inc., et al., Case No. 1:17-cv-04942) (the “Illinois Litigation”) was filed in the United States District Court for the Northern District of Illinois against CCP and its directors, and on July 28, 2017, the Court entered the parties’ voluntary stipulation staying the Illinois Litigation. All six lawsuits allege that the joint proxy statement/prospectus (the “Proxy Statement”) related to the proposed Merger violated federal securities laws in purportedly omitting to disclose information necessary to make the statements therein not materially false or misleading. In the two lawsuits in which the Company, Merger Sub and Sabra OP are named as defendants, the complaints allege that the Company, Merger Sub and Sabra OP violated federal securities laws because they had control over the composition of the Proxy Statement and prepared, reviewed and disseminated the Proxy Statement. The lawsuits seek, among other things, an injunction of the proposed Merger; dissemination of supplemental disclosures to the Proxy Statement; declarations that the Proxy Statement violated federal securities laws; damages, including rescissory damages; and an award of costs and attorneys’ fees.

The Company believes that the claims asserted against the Company, Merger Sub and Sabra OP in the two lawsuits in which they are named are without merit and intends to defend against such claims vigorously. However, in order to moot the plaintiffs’ unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its stockholders, the Company has determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations that any additional disclosure was or is required.

Supplemental Disclosures

The following disclosures supplement, and should be read in conjunction with, the disclosures contained in the Proxy Statement, which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

The disclosure on page 94 of the Proxy Statement is hereby amended by amending and restating in its entirety footnote 2 to the table setting forth the CCP April 2017 projections (excluding unidentified transactions) under the heading “Certain Unaudited Projections – CCP Unaudited Projections”:

(2)	In connection with Barclays’ discounted cash flow analysis, net asset value analysis and selected precedent portfolio transaction analysis, Barclays calculated Total Cash NOI based upon the CCP April 2017 projections (excluding unidentified transactions). Total Cash NOI equals Total NOI and Other Income, adjusted to exclude income from loans, consulting and other, and non-cash revenue. The numbers used as Total Cash NOI for purposes of such financial analyses were $326.4 million, $337.5 million and $345.5 million for 2018, 2019 and 2020, respectively. Subsequent to July 7, 2017, it was determined that the calculation of Total Cash NOI in such financial analyses was understated in the amount of approximately $1.5 million for 2018, $1.2 million for 2019 and $531,000 for 2020, such that actual Total Cash NOI for each of such years was $327.8 million, $338.7 million and $346.0 million, respectively. As a result of these understatements, the CCP Implied Price Per Share calculated pursuant to the foregoing financial analyses was also understated and would have been $27.20-$32.60 (with an implied exchange ratio of 0.877x-1.325x) in the case of the discounted cash flow analysis, $25.80-$30.20 (with an implied exchange ratio of 0.952x-1.313x) in the case of the net asset value analysis and $24.40-$30.00 (with an implied exchange ratio of 0.819x-1.172x) in the case of the selected precedent portfolio transaction analysis. Following the discovery of such understatements, Barclays confirmed to the CCP board of directors that such understatements did not impact Barclays’ overall analysis of the fairness, from a financial point of view and as of the date of its opinion, of the exchange ratio to be offered to CCP’s stockholders in the proposed transaction. Total Cash NOI is a non-GAAP financial measure and should not be considered independently from, or as a substitute for, financial information presented in accordance with GAAP.

The disclosure on page 95 of the Proxy Statement is hereby amended by inserting the following language immediately following the footnotes to the table setting forth a summary of the CCP April 2017 projections (excluding unidentified transactions) under the heading “Certain Unaudited Projections – CCP Unaudited Projections)”:

Set forth in the below tables is a reconciliation, for 2017 only, of CCP Adjusted EBITDA, Total CCP NOI and Other Income, CCP Normalized FFO and Normalized FAD to Net Income Attributable to CCP Stockholders.

Reconciliation of CCP Adjusted EBITDA and Total CCP NOI and Other Income

As of April 28, 2017

(In millions)	2017
Net Income Attributable to CCP Stockholders	$163.9
Interest Expense and Deferred Financing Costs	64.6
(Gain) / Loss on Dispositions	(32.2)
Income Tax (Benefit) / Expense	0.8
Non-Controlling Interest	0.0
Transaction / Deal Expense	13.1
Depreciation and Amortization	101.1
Stock-Based Compensation	7.1

CCP Adjusted EBITDA(1)	$318.4

General and Administrative Expense (Excluding Stock-Based Compensation)	28.0
Other Expense	0.4

Total CCP NOI and Other Income(2)	$346.7

(1)	CCP defines CCP Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (but does not include any reduction for stock-based compensation) and adjusted for items which may be nonrecurring or recurring in nature and may not be consistent in amounts from period to period. CCP Adjusted EBITDA is a non-GAAP financial measure and should not be considered independently from, or as a substitute for, financial information presented in accordance with GAAP.
(2)	CCP defines Total CCP NOI and Other Income as total revenue derived from real estate investments plus Other Income, which includes real estate services fee income attributable to CCP’s specialty valuation firm, and other income. Total CCP NOI and Other Income is a non-GAAP financial measure and should not be considered independently from, or as a substitute for, financial information presented in accordance with GAAP.

Reconciliation of CCP Normalized FFO and Normalized FAD

As of April 28, 2017

(In millions)	2017
Net Income Attributable to CCP Stockholders	$163.9
Total Depreciation and Amortization	100.9
(Gain) / Loss on Dispositions	(32.2)
FFO	232.5
Transaction / Deal Expense	13.1
Other	(1.0)

CCP Normalized FFO(1)	$244.6

Stock-Based Compensation	7.1
Deferred Financing Costs	4.0
Above / Below Market Lease Amortization	(6.2)
Non-Cash Interest Income	(2.5)
Net Straight Line Rent	(1.7)
Capital Expenditures – Non-Yielding	(1.8)
Transaction / Deal Expense Including Capitalized Costs	(13.8)

Normalized FAD(2)	$229.7

(1)	CCP defines CCP Normalized FFO as FFO excluding items which may be nonrecurring or recurring in nature and may not be consistent in amounts from period to period. CCP Normalized FFO is a non-GAAP financial measure and should not be considered independently from, or as a substitute for, financial information presented in accordance with GAAP. CCP uses the NAREIT definition of FFO. NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for joint ventures. Adjustments for joint ventures will be calculated to reflect FFO on the same basis.
(2)	CCP defines Normalized FAD as CCP Normalized FFO excluding amortization of above and below market lease intangibles, amortization of deferred financing fees, accretion of direct financing lease, other amortization, straight-line rental adjustments and stock-based compensation, but including deal costs on a cash basis. Normalized FAD is a non-GAAP financial measure and should not be considered independently from, or as a substitute for, financial information presented in accordance with GAAP.

The disclosure on page 96 of the Proxy Statement is hereby amended by inserting the following language immediately following the table setting forth a summary of the Sabra April 28, 2017 projections for the fiscal years ending 2017 through 2021 (excluding unidentified transactions) under the heading “Certain Unaudited Projections – Sabra Standalone Projections”:

Set forth in the below table is a reconciliation, for 2017 only, of Sabra NOI, Sabra Adjusted EBITDA, Sabra Normalized FFO and Normalized AFFO to Net Income or Net Income Attributable to Sabra Common Stockholders, as applicable.

Reconciliation of Sabra NOI, Sabra Adjusted EBITDA, Sabra Normalized FFO and Normalized AFFO

Excluding Unidentified Transactions (as of April 28, 2017)

(In millions)	2017
Net Income	$165.7
Depreciation & Amortization	70.4
Interest Expense	64.1
General & Administrative	23.2
Provision for Doubtful Accounts and Loan Losses	3.9
Loss on Extinguishment of Debt	0.4
Other Income	(2.3)
Net (Gain) Loss on Sale of Real Estate	(84.6)

Sabra NOI(1)	$240.9

Net Income Attributable to Sabra Common Stockholders	$155.6
Preferred Dividends	10.2
Non-Controlling Interests	(0.1)
Depreciation & Amortization	70.4
Interest Expense	64.1
Income Taxes	0.3
Transaction Costs	1.0
Stock-Based Compensation Expense	9.5
Gain on Sale	(83.8)

Sabra Adjusted EBITDA(2)	$227.3

Net Income Attributable to Sabra Common Stockholders	$155.6
Depreciation & Amortization	70.4
Gain on Sale	(83.8)
FFO	142.2
Normalizing Items:
Lease Termination Fee	(2.3)
CCP Merger Costs	0.5
Loss on Extinguishment of Debt	0.4
Provision for Doubtful Accounts and Loan Losses, Net	1.7
Other Normalizing Items	0.1

Sabra Normalized FFO(3)	$142.6

Net Income Attributable to Sabra Common Stockholders	$155.6
Depreciation & Amortization	70.4
Gain on Sale	(83.8)
FFO	142.2
Expensed Acquisition Pursuit Costs	1.0
Stock-Based Compensation Expense	9.5
Straight-Line Rental Income Adjustments	(18.5)
Amortization of Deferred Financing Costs	6.7
Non-Cash Portion of Loss on Extinguishment of Debt	0.4
Change in Fair Value of Contingent Consideration	(0.8)
Provision for Doubtful Straight-Line Rental Income, Loan Losses and Other Reserves	2.0
Other Non-Cash Adjustments	0.2

AFFO	142.7
Normalizing Items:
Lease Termination Fee	(2.3)
Provision for Doubtful Cash Income	0.4
Other Normalizing Items	0.0

Normalized AFFO(3)	$140.7

(1)	Sabra defines Sabra NOI as total revenues less facility operating expenses.
(2)	Sabra defines Sabra Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, plus stock-based compensation and expensed acquisition pursuit costs (which we refer to as “Sabra Adjusted EBITDA”).
(3)	Sabra defines Sabra Normalized FFO in accordance with the definition of FFO used by NAREIT as adjusted for certain income and expense items that Sabra does not believe are indicative of its ongoing operating results. Specifically, Sabra defines Sabra Normalized FFO as net income attributable to common stockholders, computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and real estate impairment charges, and adjusted for certain income and expense items that Sabra does not believe are indicative of its ongoing operating results. Sabra defines normalized adjusted funds from operations attributable to common stockholders (which we refer to as “Normalized AFFO”) as Sabra Normalized FFO excluding straight-line rental income adjustments, stock-based compensation expense, amortization of deferred financing costs and expensed acquisition pursuit costs, as well as other non-cash revenue and expense items (including provisions and write-offs related to straight-line rental income, provision for loan losses, changes in fair value of contingent consideration, amortization of debt premiums/discounts and non-cash interest income adjustments), and adjusted for certain income and expense items that Sabra does not believe are indicative of its ongoing operating results. Sabra’s computation of Sabra Normalized FFO and Normalized AFFO may not be comparable to normalized FFO and normalized AFFO reported by other real estate investment trusts that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than Sabra does.

The disclosure on page 98 of the Proxy Statement is hereby amended by inserting the following language immediately following the footnotes to the table setting forth a summary of the Sabra April 28, 2017 projections for the fiscal years ending 2017 through 2021 (including unidentified transactions) under the heading “Certain Unaudited Projections – Sabra Standalone Projections”:

Set forth in the below table is a reconciliation, for 2017 only, of Sabra NOI, Sabra Adjusted EBITDA, Sabra Normalized FFO and Normalized AFFO to Net Income or Net Income Attributable to Sabra Common Stockholders, as applicable.

Reconciliation of Sabra NOI, Sabra Adjusted EBITDA, Sabra Normalized FFO and Normalized AFFO

Including Unidentified Transactions (as of April 28, 2017)

(In millions)	2017
Net Income	$170.4
Depreciation & Amortization	72.7
Interest Expense	64.2
General & Administrative	23.2
Provision for Doubtful Accounts and Loan Losses	3.9
Loss on Extinguishment of Debt	0.4
Other Income	(2.3)
Net (Gain) Loss on Sale of Real Estate	(84.6)

Sabra NOI(1)	$248.0

Net Income Attributable to Sabra Common Stockholders	$160.2
Preferred Dividends	10.2
Non-Controlling Interests	(0.1)
Depreciation & Amortization	72.7
Interest Expense	64.2
Income Taxes	0.3
Transaction Costs	1.0
Stock-Based Compensation Expense	9.5
Gain on Sale	(83.8)

Sabra Adjusted EBITDA(2)	$234.4

Net Income Attributable to Sabra Common Stockholders	$160.2
Depreciation & Amortization	72.7
Gain on Sale	(83.8)

FFO	149.2
Normalizing Items:
Lease Termination Fee	(2.3)
CCP Merger Costs	0.5
Loss on Extinguishment of Debt	0.4
Provision for Doubtful Accounts and Loan Losses, Net	1.7
Other Normalizing Items	0.1

Sabra Normalized FFO(3)	$149.6

Net Income Attributable to Sabra Common Stockholders	$160.2
Depreciation & Amortization	72.7
Gain on Sale	(83.8)
FFO	149.2
Expensed Acquisition Pursuit Costs	1.0
Stock-Based Compensation Expense	9.5
Straight-Line Rental Income Adjustments	(19.4)
Amortization of Deferred Financing Costs	6.7
Non-Cash Portion of Loss on Extinguishment of Debt	0.4
Change in Fair Value of Contingent Consideration	(0.8)
Provision for Doubtful Straight-Line Rental Income, Loan Losses and Other Reserves	2.0
Other Non-Cash Adjustments	0.2

AFFO	148.7
Normalizing Items:
Lease Termination Fee	(2.3)
Provision for Doubtful Cash Income	0.4
Other Normalizing Items	0.0

Normalized AFFO(3)	$146.8

(1)	Sabra defines Sabra NOI as total revenues less facility operating expenses.
(2)	Sabra defines Sabra Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, plus stock-based compensation and expensed acquisition pursuit costs.
(3)	Sabra defines Sabra Normalized FFO in accordance with the definition of FFO used by NAREIT as adjusted for certain income and expense items that Sabra does not believe are indicative of its ongoing operating results. Specifically, Sabra defines Sabra Normalized FFO as net income attributable to common stockholders, computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and real estate impairment charges, and adjusted for certain income and expense items that Sabra does not believe are indicative of its ongoing operating results. Sabra defines normalized adjusted funds from operations attributable to common stockholders as Sabra Normalized FFO excluding straight-line rental income adjustments, stock-based compensation expense, amortization of deferred financing costs and expensed acquisition pursuit costs, as well as other non-cash revenue and expense items (including provisions and write-offs related to straight-line rental income, provision for loan losses, changes in fair value of contingent consideration, amortization of debt premiums/discounts and non-cash interest income adjustments), and adjusted for certain income and expense items that Sabra does not believe are indicative of its ongoing operating results. Sabra’s computation of Sabra Normalized FFO and Normalized AFFO may not be comparable to normalized FFO and normalized AFFO reported by other real estate investment trusts that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than Sabra does.

The disclosure on page 99 of the Proxy Statement is hereby amended by the insertion of the following language immediately following the footnotes to the table setting forth a summary of the CCP April 2017 projections (including unidentified transactions) under the heading “Certain Unaudited Projections – CCP Projections Including Unidentified Transactions”:

Set forth in the below tables is a reconciliation, for 2017 only, of CCP Adjusted EBITDA, Total CCP NOI and Other Income, CCP Normalized FFO and Normalized FAD to Net Income Attributable to CCP Stockholders.

Reconciliation of CCP Adjusted EBITDA and Total CCP NOI and Other Income

Including Unidentified Transactions (as of April 28, 2017)

(In millions)	2017
Net Income Attributable to CCP stockholders	$163.9
Interest Expense and Deferred Financing Costs	64.6
(Gain) / Loss on Dispositions	(32.2)
Income Tax (Benefit) / Expense	0.8
Non-Controlling Interest	0.0
Transaction / Deal Expense	13.1
Depreciation and Amortization	101.1
Stock-Based Compensation	7.1

CCP Adjusted EBITDA(1)	$318.4

General and Administrative Expense (Excluding Stock-Based Compensation)	28.0
Other Expense	0.4

Total CCP NOI and Other Income(2)	$346.8

(1)	CCP defines CCP Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (but does not include any reduction for stock-based compensation) and adjusted for items which may be nonrecurring or recurring in nature and may not be consistent in amounts from period to period. CCP Adjusted EBITDA is a non-GAAP financial measure and should not be considered independently from, or as a substitute for, financial information presented in accordance with GAAP.
(2)	CCP defines Total CCP NOI and Other Income as total revenue derived from real estate investments plus Other Income, which includes real estate services fee income attributable to CCP’s specialty valuation firm, and other income. Total CCP NOI and Other Income is a non-GAAP financial measure and should not be considered independently from, or as a substitute for, financial information presented in accordance with GAAP.

Reconciliation of CCP Normalized FFO and Normalized FAD

Including Unidentified Transactions (as of April 28, 2017)

(In millions)	2017
Net Income Attributable to CCP stockholders	$163.9
Total Depreciation and Amortization	100.9
(Gain) / Loss on Dispositions	(32.2)
FFO	232.5
Transaction / Deal Expense	13.1
Other	(1.0)

CCP Normalized FFO(1)	$244.6

Stock-Based Compensation	7.1
Deferred Financing Costs	4.0
Above / Below Market Lease Amortization	(6.2)
Non-Cash Interest Income	(2.5)
Net Straight Line Rent	(1.7)
Capital Expenditures – Non-Yielding	(1.8)
Transaction / Deal Expense Including Capitalized Costs	(13.8)

Normalized FAD(2)	$229.7

(1)	CCP defines CCP Normalized FFO as FFO excluding items which may be nonrecurring or recurring in nature and may not be consistent in amounts from period to period. CCP Normalized FFO is a non-GAAP financial measure and should not be considered independently from, or as a substitute for, financial information presented in accordance with GAAP. CCP uses the NAREIT definition of FFO. NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for joint ventures. Adjustments for joint ventures will be calculated to reflect FFO on the same basis.
(2)	CCP defines Normalized FAD as Normalized FFO excluding amortization of above and below market lease intangibles, amortization of deferred financing fees, accretion of direct financing lease, other amortization, straight-line rental adjustments and stock-based compensation, but including deal costs on a cash basis. Normalized FAD also includes a deduction for non-yielding capital expenditures. Normalized FAD is a non-GAAP financial measure and should not be considered independently from, or as a substitute for, financial information presented in accordance with GAAP.

NEITHER SABRA NOR CCP INTENDS TO UPDATE OR OTHERWISE REVISE THE ABOVE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW. IN LIGHT OF THE FOREGOING FACTORS AND THE UNCERTAINTIES INHERENT IN PROJECTIONS, SABRA AND CCP STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE, IF ANY, RELIANCE ON THE INFORMATION PRESENTED ABOVE. INFORMATION PROVIDED ABOVE WITH RESPECT TO SABRA WAS PREPARED AND PROVIDED BY SABRA MANAGEMENT.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed solicitation material in respect of the proposed merger of CCP with a wholly owned subsidiary of Sabra. The proposed Merger is being submitted to the stockholders of the Company for their consideration. In connection therewith, the Company has filed relevant materials with the Securities and Exchange Commission (the “SEC”), including the Proxy Statement, regarding the proposed Merger, which has been mailed to the stockholders of the Company on or about July 10, 2017.

STOCKHOLDERS OF THE COMPANY AND CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CCP AND THE MERGER. Stockholders may obtain copies of the Proxy Statement and other relevant materials and any other documents filed with the SEC by the Company and CCP for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC are available free of charge on the Company’s website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed by CCP with the SEC are available free of charge on CCP’s website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

The Company and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding persons who may be deemed to be participants in the proxy solicitation, including their respective interests by security holdings or otherwise, is set forth, or incorporated by reference, in the Proxy Statement. This document can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SABRA HEALTH CARE REIT, INC.

Date: August 8, 2017	/s/ Harold W. Andrews, Jr.
	Name:	Harold W. Andrews, Jr.
	Title:	Executive Vice President, Chief Financial Officer and Secretary